instagram + etsy + improved moderation + mental health research

wefunder.com/lips

team@lips.social

lips

a social commerce platform built especially for women, non-binary folks, the lgbtqia+ community, & their fans.



lips.social   @lips_zine

The Problems

- Inconsistent & discriminatory moderation
- Harassment & trolls
- Plagiarism
- Low self-esteem

It doesn't have to be this way...

The Lips app is designed with marginalized voices at its center.

- Improved UX
- Patent-pending, inclusive moderation system
- Community guidelines written and enforced BY the community
- Built-in protections against harassment & plagiarism
- Economic opportunity for underserved creators


lips
2
Val
livwood ady & nusch with man ray - double sided continuous line drawing. one layer of two
Zinestress

Our Traction

July 2019	Crowdfunding Campaign ($10,000 raised)
March 2020	Angel Investment From Fmr. Google Blockchain Engineer
April 2020	Accepted into Headstream Accelerator (30K Grant)
May 2020	15K Organic Followers on Instagram (13% Engagement)
June 2020	Solidified Influencer & Brand Partnerships with 6M total reach
July 2020	Machine Learning and Blockchain Patents Filed
August 2020	Prototype Completed
November 2020	Beta Launch, Viral Post (3K followers on IG and 900 signups in 5 days)
December 2020	Launched app on December 31st - 10,000+ users in first 30 days live (no paid marketing)
January 2021	Featured in Mashable, The Daily Beast, and international outlets such as French Slate

I am excited to see where this app takes us! I believe we can generate some wonderful energy, especially based on what I've seen thus far! It's truly a great relief to feel freedom!!!

Let's rise up & push our peers to also liberate themselves with a platform that's focused on inclusivity!!! This is a tool & an art form- we must use it well. ❤️

Lipscommunity

Loving the Lips app!! 🥰💕👄

mephiz.studio lips


I'M GOING TO BE TRYING OUT A FEW NEW SOCIAL MEDIA PLATFORMS, THE FIRST ONE BEING THE ONE MADE BY @LIPS_ZINE
SO FAR, IT LOOKS GREAT, AND I CANT WAIT TO SEE HOW THE COMMUNITY WILL GROW. THIS MAY ALSO BE A GOOD SPACE FOR FUTURE JOURNAL ENTRIES...
FEEL FREE TO CHECK IT OUT VIA THEIR IG, AND I HAVE THE LINK TO MY OWN PAGE IN MY IG PROFILE

Mephizstud

Goldsmith & Artist Adornment for Self-Reclamation Nature - Mysticism - Liminality

#lipslove

We are the leading voice on inclusive social tech.

Lips

Mashable

"Technologists write algorithms that are interacting with these very complicated social systems with no consideration or background in their complexities. But there's already a lot of information out there on how to approach gender and sex that you just have to incorporate into your algorithm," said Annie Brown, the founder of Lips, a social media sharing platform that uses machine learning to create a safe space for women and LGBTQ folks to express themselves sexually.

The algorithms policing sex on social m
they can't even differentiate porn from s
commentary. Sexism and homophobia
platforms like Facebook and Instagram
women's sex toys and HIV/AIDs preven
condoms and erectile dysfunction pills
plague algorithm-driven sextech device
and exclusionary ideals about what the
of scientific research and data around p
it comes to people with vaginas, makes
to deliver on its promises of sexual opti

HUFFPOST

'Nowhere To Go'

After Tumblr's ban on adult content in December, Annie Brown, a San Diego-based digital marketer and feminist activist, noticed sex workers and sexually expressive artists were "floating around the internet with nowhere to go because they were told that they're unwanted or inappropriate," she said. She's now working to transform Lips, the sex-positive magazine she founded years ago, into a social media site where users can freely embrace and share their sexuality.

Raising awareness about this initiative has been a challenge, she said. Lips' Instagram account, @lips_zine, has had its posts deleted and, Brown believes, algorithmically demoted.

"Bots can't tell the difference between erotic art and pornography," she said. "So now with Instagram [demoting] 'suggestive' content, they're basically saying, 'We don't care if it's art, we don't care if it's activism, we don't care if it's self-expression.'"

Forbes

Lips founder **Annie Brown** believes that one of the most impactful applications of blockchain could be its role in reducing the negative impact of technology (especially social media) on young women's mental health.



Founder of Lips ANNIE BROWN

"The Internet as it exists today is not a great place for women," says Brown, "this is in part because the majority of technologies that make up our online communities were created by men."

Why now?

The next $1B consumer startup will be a vertical social network — here's why

Justine and Olivia Moore Follow
May 21 · 11 min read

TECH 11/19/2019 05:45 am ET

Women Are Pretending To Be Men On Instagram To Avoid Sexist Censorship

The app's shadow ban on vaguely "inappropriate" content has disproportionately affected female users.

Blue Sky Innovation / T

Internet is a scarier place for women than for men, report finds

By Andrea Peterson
The Washington Post

Ad closed by Google

INEQUALITY

How activists of color lose battles against Facebook's moderator army

By Aaron Sankin / August 17, 2017

WOMEN 04/29/2019 07:04 pm ET | Updated Apr 29, 2019

Instagram's Shadow Ban On Vaguely 'Inappropriate' Content Is Plainly Sexist

The platform's new policy will disproportionately affect women and sex workers.

By Jesselyn Cook

them.

How Instagram May Be Unwittingly Censoring the Queer Community

"Shadow banning" exists to filter out spam, but LGBTQ+ content gets caught in the net.

Solo-ish

Erotica artists are reaching huge audiences on Instagram. But they fear getting deleted.

Women feel more insecure about the way they look after spending just an hour looking at other people's photographs on social media

TECH \ TUMBLR

28

After the porn ban, Tumblr users have ditched the platform as promised

Tumblr has lost 30 percent of web traffic since December

By Shannon Liao | @Shannon_Liao | Mar 14, 2019, 4:37pm EDT

Hannah aka **@rattlsnake** is a 22 year-old body positive activist & professional artist whose account was deleted at 15.3K followers. There are 350M+ like her looking for a more ethical and trust-worthy platform.





exotic.cancer 7h
4 posts
1,512 followers
208 following
Message
@THERATTLSNAKE
@EXOTIC.CANCER
hannah
Deleted at 15.3k💔
Artist 🐍
Witch 🥀
22 🐛
@therattlsnake got her account deleted 💔
This ☝️ Is why we are building a social media platform for women.



Just Some of Our Insta-Celebrity Partners



unskinnyshero
2,969 posts
538K followers
5,275 following
Message
Carina Shero
Business
Transforming the way society perceives fat people
Published model & founder of
@TheFemmeFATalesBurlesque From 🇩🇪 ->Chicago
Black Lives Matter 🏳️‍🌈
youtu.be/e-kRUGJwKMY
Followed by elllajane, tovar.creative, samarakirith + 30 more
IGTV
Belly ❤️
Belly 💜
Belly ❤️
Email



katsandcrows
3,479 posts
720K followers
662 following
Message
REBECCA CROW 🇬🇧
Public Figure
🌊 Your friendly, local n@ked activist
✖ Twitter: @katsandcrows
✖ International burlesque performer
✖ Want to see more? Hit my link below 👇
www.katsandcrows.co.uk/
Followed by x_cath_r_190917_x, missysuicide, rachellenaesterline + 16 more
IGTV
MERCH
WORK ENQ...
EVENT MC
Email



sad_amish_tattooer
575 posts
528K followers
549 following
Message
SAD AMISH Tattooer
Artist
BODY LOVER 🔞
BORDEAUX 🇫🇷
Resident TheChurch.workshop
@tattoodo ambassador
@sadamishtattooartist (back stage)
NO DM please
➡️booking.sadamish@gmail.com⬅️
thechurchworkshop.bigcartel.com/
Bordeaux, France
Followed by cndrll_design, jezzebellaaa, mekaylafromoddst + 48 more
healed baby
🖤available...
TWITTER
new print A3

Business Model

3 main sources of revenue:

- Subscription (For Creator SaaS Tools & Marketplace)
- Advertisements
- Algorithmic Model/Data Sales


lips
username
bio lorem ipsum dolor sit amet, consectetur adipiscing nam vel congue nisi www.website.com/lorem ipsum www.anotherwebsite.com lorem ipsum dolor
Product title
$00.00
lips
FEATURED
SAVED
Product title

Gap in the Market [LGBTQ+]

- The aggregated annual spending power of the global LGBTQ+ community is $3 Trillion.
- 80% of LGBT population uses social media, compared to 58% of the general public.
- 73% of LGBTQ content online is flagged as inappropriate.



Sources: LGBTQ Capital, The Hornet, CHEQ

Our Brand Partners

AIDS/LifeCycle®
SF TO LA • END AIDS • 545 MILES

mynp

pandia health

MoSEX
MUSEUM OF SEX

(Products) Dame

Skirt Club

lips

ERIKA LUST

Lorals™

MOMOTARO APOTHECA

knotted

BLUME



Lips Team



Annie Brown, Founder

Y USAID FROM THE AMERICAN PEOPLE

Forbes Planned Parenthood®



Julija Rukanskaite, UX/UI

MALMÖ UNIVERSITY



Val Elefante, Community Manager

VE RI TAS HARVARD

WOMEN OF SEXTECH



Barbara Bickham, Advisor
CTO Trailyn Ventures
Blockchain and AI expert

THE UNIVERSITY OF CALIFORNIA BERKELEY 1868 LET THERE BE LIGHT

BRG Berkeley Research Group



Raj Sanghvi, Lead Engineer
CEO at BitCot

SONY

THE SKINNY CONFIDENTIAL

POSHMARK


Operations
20%
Development
40%
Marketing
24%
UI/UX
16%

We are seeking a minimum of $50,000 in pre-seed funding to improve and scale the Lips app.

annie@anniebrown.co

@andreafrancesb

lips.social

@lips_zine

lips

OPEN & HONEST